NanoVibronix, Inc.
525 Executive Blvd.
Elmsford, New York 10523

(914) 233-3004

May 21, 2019

Via EDGAR Correspondence

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.W.

Washington, D.C. 20549

Re:   NanoVibronix, Inc.

Registration Statement on Form S-3

Initially Filed December 31, 2018

File No. 333-229106

Ladies and Gentlemen:

NanoVibronix, Inc. (the “Company”) is enclosing herewith an acceleration request with respect to the above captioned registration statement. In connection with such request, the Company hereby acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the registration statement effective, it does not foreclose the Commission from taking any action with respect to the registration statement;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the registration statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the registration statement; and

●	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

NanoVibronix, Inc.

By:	/s/ Stephen Brown
Name: Stephen Brown
Title: Chief Financial Officer

cc:	Brian Murphy, Chief Executive Officer, NanoVibronix, Inc.

Aurora Cassirer, Esq. Troutman Sanders, LLP

Joseph Walsh, Esq., Troutman Sanders, LLP

NanoVibronix, Inc.
525 Executive Blvd.
Elmsford, New York 10523

(914) 233-3004

May 21, 2019

Via EDGAR Correspondence

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.W.

Washington, D.C. 20549

Re:   NanoVibronix, Inc.

Registration Statement on Form S-3

Initially Filed December 31, 2018

File No. 333-229106

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, the undersigned registrant under the above-referenced registration statement hereby requests acceleration of the effective date of the registration statement to May 23, 2019, at 4:00 p.m., New York time, or as soon as practicable thereafter. Please notify our outside counsel, Joseph Walsh, Esq., by phone at (212) 704-6030, by fax at (212) 704-5919, or by email at joseph.walsh@troutman.com of the date and time that the registration statement has been declared effective.

Very truly yours,

NanoVibronix, Inc.

By:	/s/ Stephen Brown
Name: Stephen Brown
Title: Chief Financial Officer

cc:	Brian Murphy, Chief Executive Officer, NanoVibronix, Inc.

Aurora Cassirer, Esq. Troutman Sanders, LLP

Joseph Walsh, Esq., Troutman Sanders, LLP